April 14, 2009

VIA ELECTRONIC MAIL AND EDGAR

Mr. Jeffrey Foor

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               ING Variable Products Trust (“Registrant”)

(File Nos. 33-73140; 811-8220)

Dear Mr. Foor:

This letter responds to comments provided via telephone to Kim Springer and Jay Stamper by the U.S. Securities and Exchange Commission Staff on April 3, 2009, with respect to Post-Effective Amendment No. 37 to the Registrant’s Registration Statement filed on Form N-1A on February 10, 2009. Our summary of these comments and our responses thereto, are set out below.

In addition, attached is the requested Tandy Letter (“Attachment A”).

Introduction to the Portfolios Section contained in the Prospectuses

Comment:              The Staff requested that the section entitled “Introduction to the Portfolios” either be deleted or moved to a different part of the Prospectus as this section should not precede the risk/return summaries.

Response:             The Staff has provided this comment previously and the Registrant believes that the “Introduction to the Portfolios” section is consistent with the format of other ING Fund prospectuses and provides investors with useful summary information without lessening the importance of the risk/return summary that follows.  Therefore, we have left the section in its original respective position in the Prospectus.

*              *              *              *              *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Senior Counsel

ING U.S. Legal Services

Attachment

cc:                                 Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

Reza Pishva

Dechert LLP

Attachment A

April 14, 2009

VIA ELECTRONIC MAIL AND EDGAR

Mr. Jeffrey Foor

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               ING Variable Products Trust

(File Nos. 33-73140; 811-8220)

Dear Mr. Foor:

ING Variable Products Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc                                    Jeffrey S. Puretz, Esq.

Dechert LLP